FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2014

UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 10 March, 2014

EXHIBIT INDEX

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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 10 March 2014

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 14 February 2014 entitled 'Publication of Prospectus'
Exhibit 2:	Stock Exchange announcement dated 14 February 2014 entitled 'Publication of Prospectus'

Exhibit 1:

14 February 2014

Publication of Supplementary Prospectus

The available supplementary prospectus has been approved by the U.K. Listing Authority and is available for viewing:

Supplementary Prospectus dated 13 February 2014 relating to the Information Memorandum dated 3 May 2013 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1050A_-2014-2-14.pdf

In addition, a copy of the Supplementary Prospectus and the document incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London
EC4Y 0DY
T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

Exhibit 2:

14 February 2014

Publication of Supplementary Prospectus

The available supplementary prospectus has been approved by the U.K. Listing Authority and is available for viewing:

Supplementary Prospectus dated 14 February 2014 relating to the Information Memorandum dated 3 May 2013 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers (the "Supplementary Prospectus").

The Supplementary Prospectus corrects and supersedes the supplementary prospectus published by Unilever earlier today which was incorrectly dated.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1678A_-2014-2-14.pdf

In addition, a copy of the Supplementary Prospectus and the document incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Unilever PLC
Unilever House
100 Victoria Embankment
London
EC4Y 0DY
T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and the Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.